Quarterly Report
Three and Nine Months ended September 30, 2008

All amounts are in United States dollars, unless otherwise stated.

This report was prepared as at November 12, 2008.

About Lundin Mining

Lundin Mining Corporation ("Lundin" or the "Company") is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has four mines in operation producing copper, nickel, lead and zinc. In addition, Lundin holds a development project pipeline which includes the Neves-Corvo zinc expansion and the Lombador zinc-copper deposit developments in southern Portugal, the Zinkgruvan copper project in Sweden, the Ozernoe Project in Russia and the Tenke Fungurume copper-cobalt project in the Democratic Republic of Congo. The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

For further information, please contact:

Sophia Shane, Investor Relations North America: +1-604-689-7842
Josh Crumb, Investor Relations Toronto: +1-416-342-5565
Robert Eriksson, Investor Relations Sweden: +46 8 545 015 50
Ted Mayers, CFO: +1-416-342-5566

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Third quarter report
Table of Contents
Highlights	3
Selected Quarterly Financial Information	5
Lundin and the Economic Downturn	5
Third Quarter 2008 Results	7
Outlook	10
Results of Operations	11
MINING OPERATIONS	16
Neves-Corvo Mine	16
Zinkgruvan Mine	19
Aguablanca Mine	20
Galmoy Mine	22
Aljustrel Mine Development Project	23
Storliden Mine	24
Project Highlights	25
Tenke Fungurume Project	25
Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects	26
Zinkgruvan Copper Project	26
Exploration Highlights	27
Metal Prices, LME Inventories and Smelter Treatment and Refining Charges	29
Liquidity and Capital Resources	30
Changes in Accounting Policies	31
Managing Risks	32
Outstanding Share Data	32
Non-GAAP Performance Measures	32
Supplementary Information	35
Management’s Report on Internal Controls	35

Management’s Interim Discussion and Analysis

The following is management’s interim discussion and analysis of the Interim Financial Statements for the three and nine month periods ended September 30, 2008, and should be read in conjunction with the consolidated audited financial statements and management’s discussion and analysis included in Lundin’s 2007 Annual Report.

Highlights

Financial Highlights

  Metal production was in-line with or ahead of internal expectations (excluding Aljustrel) and record or near-record production is continuing at all mines.

  Copper production for the quarter increased by 8% to 24,433 tonnes compared to the same quarter in 2007; zinc production increased by 23% to 44,605 tonnes; lead production remained relatively unchanged at 9,908 tonnes, and nickel production increased by 36% to 2,155 tonnes.

  During the third quarter 2008, the average prices for copper, zinc, lead and nickel decreased by 9%, 16%, 16% and 26%, respectively, compared to the second quarter of 2008. Compared to the third quarter of 2007, zinc, lead and nickel prices were down 45%, 38% and 37%, respectively, while copper prices held steady. The inventory levels of copper, zinc and nickel on the LME all increased during the third quarter of 2008 compared to the second quarter of 2008, while the lead inventory decreased.

  Operating cost performance continues to improve and the weakening Euro should further contribute to this.

  Operating earnings1 by quarter remain relatively steady when viewed after the effect of provisional pricing as shown in the table on page 34 of this report. Improvements in cost and volume are helping to offset the considerable fall in metal prices. The Company continues to adjust its operations to the changes in the metal price environment to ensure it remains competitive.

  Cash flow from operations for the quarter was $46.8 million, compared to $155.3 million for the third quarter of 2007.

  Net loss for the quarter, was $199.0 million, or $0.51 per share. The net loss includes a non-cash impairment of assets in the amount of $228.2 million ($201.1 million after tax).

  Operating earnings in the quarter were $85.0 million lower compared to the corresponding quarter of 2007. Volume improvements of $20 million and lower costs, excluding one-off charges last year, of $30 million were outweighed by lower metal prices (including price adjustments) of $135 million. The effect of a strong Euro and Swedish Krona against the US dollar cost $10 million.

1 "Operating earnings" is a non-GAAP measure. See page 31 of this MD&A.

  Operating earnings in the quarter were $68.3 million lower than the second quarter of 2008. Lower operating costs of $29.7 million were outweighed by lower metal prices (including price adjustments) of $94 million. Lower sales volume contributed a further $4 million reduction.

  Net debt at September 30, 2008 was $194.8 million, compared to a net cash position of $105.9 million at September 30, 2007 (see page 29). Net debt increased $99.1 million during the quarter primarily owing to the Company’s funding obligations on Tenke of $92.7 million. The Company is in compliance with all of its debt covenants.

Corporate Highlights

  On July 17, 2008, the Company announced the discovery of a new zinc-copper deposit at its 100%-owned Neves-Corvo mine in South Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

  Given the current depressed prices of zinc, the Company has decided to suspend the mining and processing of zinc ores at Neves-Corvo, and temporarily increase copper production by treating low grade copper/zinc ore using the 0.5 million tonnes per annum zinc facility (see page 15).

  Significant development progress was made during the quarter on the Tenke  -Fungurume project in the Democratic Republic of Congo. Discussions with the government are ongoing (see page 24).

  Lundin is working with its partner on the Ozernoe project to assess options for this project going forward. The partners are in the process of selecting advisors to determine whether there is local or international interest in acquiring this project.

  Effective September 2, 2008, the Company announced the appointment of Mr. Ted Mayers as Chief Financial Officer, and Ms. Marie Inkster as Vice President, Finance. Both previously held similar positions at LionOre Mining International Ltd.

Selected Quarterly Financial Information

	Three months ended
($000s, except share data)	30-Sep-08	30-Jun-08	31-Mar-07	31-Dec-07	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06
Sales	191,942	294,084	305,732	253,110	292,757	319,935	193,920	236,072

Impairment charges (after tax)	(201,066)	(164,634)	-	(491,929)	-	-	-	-

Net (loss) earnings for the period	(199,004)	(108,418)	78,817	(436,605)	76,591	153,777	52,080	62,189

(Loss) earnings per share, basic (i)	(0.51)	(0.28)	0.20	(1.11)	0.20	0.54	0.18	0.27

(Loss) earnings per share, diluted (i)	(0.51)	(0.28)	0.20	(1.11)	0.20	0.54	0.18	0.27

(i) The earnings (loss) per share are determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount, as disclosed in the previously filed interim consolidated financial statements. Earnings per share have been calculated to give effect to the three-for-one stock split on February 5, 2007 from the beginning of the first period presented.

Lundin and the Economic Downturn

Over the course of the past few months, it has become evident that the economic crisis that started in the financial sector will take its toll on the overall economy. The tightening availability of credit has led to consumer destocking and the unwinding of metal futures contracts, causing significant downward pressures on base metal prices. Our view is that prices in some of our products are already so low that perhaps a majority of global production is now uneconomic; a situation that should correct over time unless unprecedented economic decline reverses decades of rising demand trend.

Although it is impossible to predict when, and to what extent, the downturn will reverse, the Company has taken measures to adjust to the new economic environment and the expected reduction in cash flow as a result of lower base metal prices.

In that regard, the Company has reviewed the value of its mining assets based on consensus metal prices at September 30, 2008, and has taken an impairment charge of $228.2 million on a before-tax basis, and $201.1 million after tax (see page 12).

The Company has reviewed its operations in light of depressed metals prices, and has made the following decisions:

  Zinc production at Neves-Corvo will be suspended and replaced by additional copper production. (see page 15)

  A reduction of mined tonnage at Aguablanca is planned for 2009, although mill throughput will be similar to that of 2008 using stockpiled oxidized material.

Lundin will continue to fund certain projects that will increase production and reduce costs to ensure that the business remains strongly competitive. These projects include:

  The expansion of zinc processing capability at the Neves-Corvo mine, which will double zinc production and lower cash operating costs when production re-commences.

  Completion of the first phase of the Tenke Fungurume copper project (Lundin – 24.75%), designed to produce 115,000 tonnes of copper per annum, with first planned production in the second half of 2009.

  Further delineation and development studies of the Lombador zinc-copper deposit at the Neves-Corvo mine aimed at further low-cost zinc expansion.

  The development of a copper deposit and improvement of zinc mining flexibility at Zinkgruvan.

The 2009 operating plan is being finalized. In addition to reducing capital to the minimum required, operating plans are being adjusted to ensure the ongoing operations are cash positive at presently prevailing prices.

Third Quarter 2008 Results

Unaudited Financial and Operational
Highlights
	Three months ended September 30			Nine months ended September 30
(USD $000s)	2008	2008	2007	2008	2008	2007
	Excluding			Excluding
	impairment			impairment
Sales	191,942	191,942	292,757	791,758	791,758	806,612
Operating earnings	68,931	68,931	153,913	389,053	389,053	490,464
General exploration	(9,432)	(9,432)	(11,356)	(29,476)	(29,476)	(24,499)
Depletion, depreciation & amortization	(54,317)	(54,317)	(46,639)	(162,250)	(162,250)	(116,573)
(Losses) gains on forward sales contracts	(1,065)	(1,065)	(18,234)	1,935	1,935	(51,416)
Foreign exchange gains (losses)	8,279	8,279	(3,970)	(336)	(336)	(15,733)
Impairment charges	-	(228,239)	-	-	(381,034)	-
Interest and bank charges	(2,907)	(2,907)	(7,520)	(10,186)	(10,186)	(9,263)
Interest and other income and expenses	1,799	1,799	7,979	4,623	4,623	18,750
Gain (loss) on sale of investments	-	-	27,452	(1,320)	(1,320)	77,890
Earnings (loss) before income taxes	11,288	(216,951)	101,625	192,043	(188,991)	369,620
Income tax (expense)/recovery	(9,225)	17,947	(25,034)	(54,986)	(39,614)	(87,172)
Net earnings (loss) after taxes	2,063	(199,004)	76,591	137,057	(228,605)	282,448
Shareholders' Equity		3,150,559	3,936,340		3,150,559	3,936,340
Capital expenditures		146,805	73,358		432,850	150,554
Net debt/(surplus)*		194,819	(105,893)		194,819	(105,893)
*Net debt/(surplus) is defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations.

Key Financial Data (i)		Three months ended September 30			Nine months ended September 30
		2008	2007		2008	2007
Shareholders' equity per share (i)		8.07	10.03		8.07	10.03
Pre-impairment charges and related taxes
Basic and diluted earnings per share		0.01	0.20		0.35	0.88
Post-impairment charges & related taxes
Basic and diluted (loss) earnings per share		(0.51)	0.20		(0.59)	0.88
Dividends		Nil	Nil		Nil	Nil
Equity ratio (i)		72.5%	73.9%		72.5%	73.9%
Shares outstanding:
Basic weighted average		390,427,090	389,832,910		390,553,391	321,101,335
Diluted weighted average		390,578,818	390,021,171		390,843,701	321,695,537
End of period		390,436,279	392,380,271		390,436,279	392,380,271
(i) Non-GAAP measures – Shareholders’ equity per share is defined as shareholders’ equity divided by total number of shares outstanding at end of period. Equity ratio is defined as shareholders’ equity divided by total assets at the end of period.

Production Summary	Three months ended September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Copper (tonnes)	24,433	22,654	8%	72,851	69,632	5%
Zinc (tonnes)	44,605	36,392	23%	134,075	114,836	17%
Lead (tonnes)	9,908	9,906	0%	34,882	34,190	2%
Nickel (tonnes)	2,155	1,579	36%	5,957	1,579	277%
Silver (ounces)	631,133	626,164	1%	2,128,859	2,023,297	5%

Sales by Metal
	Three months September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Copper (tonnes)
Neves-Corvo	23,087	18,764	23%	63,644	61,532	3%
Storliden	255	522	-51%	1,783	3,081	-42%
Aguablanca*	1,477	1,436	3%	1,477	1,436	3%
	24,819	20,722	20%	69,904	66,049	6%
Zinc (tonnes)
Neves-Corvo	6,434	6,168	4%	16,189	14,911	9%
Zinkgruvan	14,279	15,274	-7%	44,586	43,363	3%
Storliden	846	1,550	-45%	5,956	9,669	-38%
Galmoy	10,894	10,445	4%	33,608	29,112	15%
	32,453	33,437	-3%	100,339	97,055	3%
Lead (tonnes)
Zinkgruvan	8,025	5,284	52%	24,077	22,918	5%
Galmoy	2,488	2,766	-10%	8,511	7,215	18%
	10,513	8,050	31%	32,588	30,133	8%
Nickel (tonnes)
Aguablanca*	1,822	1,570	16%	5,275	1,570	236%
	1,822	1,570	16%	5,275	1,570	236%
* Aguablanca was acquired on July 17, 2007.
Sales by Operation
	Three months ended September 30			Nine months ended September 30
(US$ thousands)	2008	2007	Change	2008	2007	Change
Neves-Corvo	119,698	160,620	-25%	482,438	474,515	2%
Zinkgruvan	29,745	52,028	-43%	112,443	159,948	-30%
Galmoy	15,549	29,480	-47%	61,893	82,119	-25%
Aguablanca	24,194	41,343	-41%	111,361	41,343	169%
Storliden	2,717	9,179	-70%	23,521	48,395	-51%
Other	39	107	-64%	102	292	-65%
	191,942	292,757	-34%	791,758	806,612	-2%

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the month the sale is expected to settle and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting gross sales in the period in which the sale (finalization adjustment) is settled.

The finalization adjustment recorded for these sales will depend on the actual price when the sale settles, which can be from two to four months after initially recorded.

Higher production increased sales volumes this quarter compared to the same period last year. While production was also higher for the first nine months of 2008, sales volumes were higher for all metals except zinc than the same period in 2007 because of shipment timing.

Production
	Three months September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Copper (tonnes)
Neves-Corvo	22,291	20,585	8%	65,729	64,865	1%
Storliden	264	550	-52%	1,847	3,248	-43%
Aguablanca*	1,878	1,519	24%	5,275	1,519	247%
	24,433	22,654	8%	72,851	69,632	5%
Zinc (tonnes)
Neves-Corvo	6,758	5,904	14%	19,969	18,145	10%
Zinkgruvan	15,844	16,745	-5%	50,595	50,823	0%
Storliden	995	1,823	-45%	7,007	11,374	-38%
Galmoy	13,470	11,920	13%	41,180	34,494	19%
Aljustrel	7,538	-	-	15,324	-	-
	44,605	36,392	23%	134,075	114,836	17%
Lead (tonnes)
Zinkgruvan	7,043	6,630	6%	25,784	25,937	-1%
Galmoy	2,865	3,276	-13%	9,098	8,253	10%
	9,908	9,906	0%	34,882	34,190	2%
Nickel (tonnes)
Aguablanca *	2,155	1,579	36%	5,957	1,579	277%
	2,155	1,579	36%	5,957	1,579	277%

* Production from Aguablanca during the quarter ended September 30, 2007 for copper and nickel has been included for comparative purposes given that the acquisition occurred on July 17, 2007 and therefore the majority of all production during the quarter ended September 30, 2007 represents production from Aguablanca under Lundin. Pre-acquisition production from Aguablanca for the six months ended June 30, 2007 (copper – 3,397 tonnes; nickel – 3,802 tonnes) has not been included in the 2007 comparative figures.

This quarter:

  Copper production was higher in the third quarter of 2008 compared to the same quarter last year as a result of process improvements at both Neves-Corvo (see page 16) and Aguablanca, which had a commensurate increase in nickel production.

  Zinc production at Zinkgruvan was down this quarter compared to the third quarter of 2007 largely due to lower head grades and plant constraints caused by construction work.

  Zinc production at Galmoy increased 13% over the same quarter in 2007 as a result of increased mine production and higher head grades, while lead declined at Galmoy due to lower head grades and recoveries.

Outlook

Full Year Production Outlook :
	Outlook 2007 Year-end and Q1/2008	Revised Outlook Q2/2008	Revised Outlook Q3/2008
(contained tonnes)
Copper	92,000	96,000	97,000
Zinc - including Aljustrel	202,000	181,000	167,000
- excluding Aljustrel	151,000	151,000	151,000
Lead	47,000	45,000	45,000
Nickel	6,800	7,000	7,900

The production outlook remains unchanged, excluding Aljustrel, with the exception of an increase in nickel production at Aguablanca and an increase in copper at Neves-Corvo, where management continues to achieve results ahead of previous expectations.

  First copper production from Tenke Fungurume Copper Project is expected in the second half of 2009.

  The forecast for first copper production from the Zinkgruvan copper deposit is 2010.

  Capital expenditure is expected to be in the region of $475 million in 2008. This year’s contributions by the Company to Tenke project expenditures are expected to increase to $265 million from $210 million following a review of expenditure related to the phase one development, covered by overrun funding, and expenditure related subsequent phases where the Company is required to meet its funding obligations. A $30 million increase in capital expenditure for Aljustrel has been offset by reductions elsewhere.

  Capital expenditure for 2009 has been reviewed closely and preliminary estimates indicate an amount of $130 to $150 million including Tenke, although this number is still under review.

  Exploration for 2008 is expected to be $40 million with approximately two-thirds of this being directed to near-mine exploration. This number is expected to reduce to $21 million in 2009 with 50% directed to exploration at Neves-Corvo.

Results of Operations

Sales

Total sales decreased $100.9 million in the third quarter of 2008 to $191.9 million compared with $292.8 million for the same period in 2007. Improved sales volume of $34.6 million was offset by $135.3 million resulting from lower metals prices and pricing adjustments from prior period sales.

Year-to-date, total sales were $791.8 million as compared with $806.6 million for the same period in 2007. An increase in sales volume of $87 million relating to Aguablanca, which was only owned for part of the period last year, has been offset by $115 million relating to lower metal prices and price adjustments.

Operating Costs

Year-to-date, cost of mining operations were $351.8 million compared with $283.1 million for the same period in 2007.  This increase was due primarily to higher operating costs at Aguablanca mine (2008 -  $70.6 million; 2007 -  $40.8 million), higher sales volume and the strong Euro and Swedish kronor against the US dollar.  While the US dollar strengthened against the Euro and Swedish kronor during the quarter, both currencies remain higher against the US dollar when compared to the same period of 2007.

Accretion of Asset Retirement Obligations and Other

During the third quarter of 2008, accretion of asset retirement obligation and provision for severance on mine closure totaled $4.8 million, compared to $2.5 million for the same period in 2007. Increased accretion expenses were driven by a full quarter’s provision for the Aguablanca mine, which was acquired part way through the third quarter in 2007.

Year-to-date, accretion of asset retirement obligations and provision for severance on mine closure were $10.0 million compared to $4.8 million for same period in 2007.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization increased by $7.7 million to $54.3 million for the third quarter of 2008, compared with $46.6 million for the same period in 2007. This increase was due to additional depreciation at the Aguablanca mine as well as the Galmoy mine.

Year-to-date depreciation, depletion and amortization were $162.3 million, compared to $116.8 million for same period in 2007 due primarily to the addition of the Aguablanca mine.

	Three months September 30			Nine months ended September 30
	2008	2007	Change	2008	2007	Change
Depreciation by operation
Neves-Corvo	23,817	23,641	1%	70,648	68,016	4%
Zinkgruvan	4,533	3,944	15%	15,031	13,707	10%
Storliden	31	2,359	-99%	268	8,739	-97%
Galmoy	7,429	4,513	65%	21,436	13,947	54%
Aguablanca	18,331	12,054	52%	54,401	12,054	351%
Other	176	128	38%	466	290	61%
	54,317	46,639	16%	162,250	116,753	39%

General Exploration and Project Investigation

General exploration and project investigation costs decreased by $2.0 million to $9.4 million in the third quarter of 2008 compared to $11.4 million during the same period in 2007.  Exploration and project investigation costs broken down by country are as follows:  Portugal -  $5.9 million, Sweden -  $1.6 million, Spain -  $1.2 million, Ireland -  $0.4 million and New Project Generative -  $0.3 million.

Year-to-date, exploration and project investigation costs totaled $29.5 million as compared with $24.5 million for the same period in 2007. The Company spent $15.9 million on exploration in Portugal, $7.8 million in Sweden, $3.2 million in Spain, $2.2 million in Ireland and $0.3 million on New Project Generative.

Asset Impairment

During the quarter, the Company engaged the services of an independent valuation firm to assess the value of the Company’s assets in light of reduced base metals prices. Using base metals consensus prices as at September 30, 2008, the following impairments were recorded:

	Galmoy	Eurozinc	Aljustrel	Rio Narcea	Rio Narcea	Total
	Asset	Goodwill	Asset	Asset	Goodwill
(US $000s)	Impairment		Impairment	Impairment
Impairment	27,268	84,859	8,117	90,575	17,420	228,239
Tax effect	-	-	-	(27,172)	-	(27,172)
Net after tax
impairment	27,268	84,859	8,117	63,403	17,420	201,067

OTHER COSTS

Other costs are as follows:

	Three months September 30			Nine months ended September 30
(US $000s)	2008	2007	Change	2008	2007	Change
Selling, general and administrative	5,473	6,238	-12%	32,091	18,852	70%
Stock-based compensation	2,551	6,338	-60%	8,736	9,413	-7%
Interest and other (income) and expenses	(1,799)	(7,979)	-77%	(4,623)	(18,750)	-75%
Interest and bank charges	2,907	7,520	-61%	10,186	9,263	10%
Foreign exchange (gain) loss	(8,279)	3,970	-309%	336	15,733	-98%
Losses (gains) on forward sales contracts	1,065	18,234	-94%	(1,935)	51,416	-104%
(Gain) loss on sale of investments	-	(27,452)	-100%	1,320	(77,890)	-102%
	1,918	6,869	-72%	46,111	8,037	474%

Selling, General and Administration

Selling, general and administration costs were $5.5 million in the third quarter of 2008 compared with $6.2 million during the same period in 2007. The costs during the third quarter of 2008 were reduced by approximately $3.1 million primarily as a result of severance arrangements and certain office closure costs that were accrued in prior quarters and settled for less than expected in the third quarter. Consequently, the residual accrual was released and served to offset the third quarter’s selling, general and administration expense.

Selling, general and administration costs before the above-noted item were $8.6 million, compared to $6.2 million for the same quarter in the prior year. This increase is largely due to reorganization costs of approximately $2.7 million incurred in the quarter.

The Company had previously announced that several of its offices will be closed in 2008, and would be incurring reorganization costs, including redundancies, costs associated with the closure of the Stockholm and Vancouver offices and opening new offices in Toronto and Haywards Heath (U.K.), and various professional fees. It is expected that these closure costs will amount to $17 million (YTD spend - $11.1 million). The Company had previously indicated that $20 million would be spent on reorganization costs.

Selling, general and administration costs are expected to decline as the various activities and initiatives related to the reorganization are completed.

Stock-Based Compensation

Stock based compensation costs were $2.6 million in the third quarter of 2008 compared with $6.3 million for the same period in 2007. The decrease relates to the fact that there was a significant grant of options during the third quarter of 2007 when the stock price and associated volatility at the time, combined with the expected life of the options, resulted in a higher option value than options granted during the third quarter of 2008.

Year-to-date, stock based compensation costs were $8.7 million as compared with $9.4 million for the same period in 2007.

Foreign Exchange Gain (Loss)

Foreign exchange gains during the third quarter of 2008 amounted to $8.3 million compared with a loss of $4.0 million for the same period in 2007. The foreign exchange gains during the current quarter are the result of the strengthening US dollar against the Euro, Swedish Kronor and Canadian dollar, and the resulting effect on the Company’s US dollar denominated receivables.

Year-to-date, foreign exchange losses totaled $0.3 million compared with a loss of $15.7 million for the same period in 2007.

Gain (Loss) on Forward Sales Contracts

Gain (loss) on forward sales contracts are comprised of realized and unrealized gains and losses from marking-to-market the Company’s outstanding metal forward sales. The net loss on derivative contracts during the third quarter of 2008 was $1.1 million compared with a net loss of $18.2 million for the same period in 2007. The year over year decrease is the result of the Company continuing to unwind its current hedge profile, and the changes in metal prices.

Year-to-date, gains on forward sales contracts totaled $1.9 million compared with a $51.4 million loss for the same period in 2007. High metal prices during 2007, particularly for lead, resulted in large losses being recorded related to the company’s then outstanding forward contracts.

Gain (Loss) on Sale of Investments

During the third quarter of 2007, the Company disposed of certain of its investments and realized a gain of $27.5 million. No investments were disposed of in the current quarter.

Year-to-date, the company recorded a loss of $1.3 million on the disposal of certain of its investments compared with a gain of $77.9 million for the same period in 2007.

Current and Future Income Taxes
	Three months September 30		Nine months ended September 30
(US$ thousands)	2008	2007	2008	2007
Neves-Corvo	8,757	15,882	64,121	61,045
Zinkgruvan	1,519	8,963	11,655	28,496
Aguablanca	(29,447)	(1,830)	(33,742)	(1,830)
Galmoy	8,654	6,407	8,342	9,662
Other	(7,430)	(4,388)	(10,762)	(10,201)
Total tax (recovery) expense	(17,947)	25,034	39,614	87,172

There was a current income tax recovery of $3.9 million in the third quarter of 2008, compared to an expense of $26.6 million during the same period in 2007 due to lower earnings from the Company’s mining operations.

Future income tax recovery during the third quarter of 2008 was $14.1 million compared to a future income tax recovery of $1.6 million for the same period in 2007. This change was due primarily to a future income tax recovery on the write-off of assets at Aguablanca, offset by valuation allowances on loss carry-forwards. Year-to-date, total income tax expense decreased by $47.6 million in 2008 to $39.6 million compared to $87.2 million during the same period in 2007 due primarily to lower earnings.

The corporate tax rates in the countries where the Company has mining operations range from 25% in Ireland to 30% in Spain.

Mark-to Market of Available-for-Sale Securities

The Company holds a portfolio of marketable securities consisting of junior mining companies in which it has a strategic interest. Over the course of the past year, and particularly in the third quarter, the value of the portfolio has significantly diminished as a result of the unusual turmoil in the financial markets. Junior mining company market valuations were severely affected in the third quarter, and the Company recognized a mark-to-market write-down of its securities in the amount of $85.6 million. This amount has been recorded as an element of comprehensive income and is net of $12.0 million of offsetting tax recovery. A valuation allowance of $10.2 million has been assessed against the future income tax asset that resulted from the recovery. This amount is recorded as future income tax expense in the current quarter’s loss.

The balance of available-for-sale securities at September 30, 2008 is $42.6 million compared to a balance of $153.7 million at December 31, 2007, after adjusting the actual December 31, 2007 balance of $207.8 million for sales of securities made during the year.

MINING OPERATIONS

Neves-Corvo Mine

Neves-Corvo is an operating underground mine in the western part of the Iberian Pyrite Belt which stretches through southern Spain into Portugal. The mine access is provided by one vertical 5 metre diameter shaft, hoisting ore from the 700 metre level, and a ramp from the surface. The mine has been a significant producer of copper since 1989. The copper plant has treated in excess of a maximum of 2.0 million tonnes per annum since upgrading in 2007. In 2006, the Company commenced treating zinc ores, and in January 2007, management announced that the zinc processing facility was operating at the designed production and metallurgical performance levels.

Major New Deposit at Neves-Corvo

On July 17, 2008, the Company announced the discovery of a new zinc-copper deposit at its 100%-owned Neves-Corvo mine in southern Portugal. This new deposit has been named the Lombador East deposit and contains the thickest, highest-grade zinc intersections ever encountered at the Neves-Corvo mine, including 89.2 metres grading 8.43% zinc. High grade copper mineralization was also discovered in the footwall mineralization of Lombador East highlighted by 16 metres grading 3.92 % copper.

Eight drill holes currently define this new deposit. All eight holes contain thick sections of massive sulphide zinc mineralization with four of the eight holes intercepting greater than 65 metres of >8% zinc. The Lombador East deposit was initially encountered in drillhole NF34 which was completed in August 2007. This was part of last year’s successful Neves-Corvo exploration program which centred on the Lombador South deposit and defined a Measured and Indicated Resource of 17.3 million tonnes grading 7.5% zinc and 1.9% lead, increasing the total Proven and Probable zinc reserves at Neves-Corvo by 207% (refer to March 28, 2008 news release).

This new deposit has the potential to be the largest combined zinc-copper deposit yet discovered at Neves-Corvo.

For further information on the Lombador East discovery, see the July 17, 2008 news release or the Company’s web site: www.lundinmining.com.

Temporary Suspension of Zinc Production

The zinc ore processing facility, owing to its flexible configuration, is able to treat any of the polymetallic ores mined at Neves-Corvo at rates of up to 0.5 million tonnes per annum. This facility currently treats zinc-rich ores to produce a zinc concentrate of 50% zinc grade.

Given the current depressed prices for zinc, the mining and processing of zinc ores will be suspended until suitable value for zinc concentrates has returned to the market. In place of the zinc ore, low grade copper/zinc ore will be mined and treated through the zinc facility to produce a copper concentrate of 24% copper grade with a positive cash return.

It is planned to process all remaining broken zinc ore stocks and then re-align the zinc processing facility to the production of additional copper concentrates once all relevant approvals are obtained. This allows Neves-Corvo to fully utilize employees and equipment normally associated with zinc production in a productive and beneficial manner until the zinc market recovers.

Investment in the expansion of the zinc business will continue, albeit at a reduced pace of expenditure. It is planned that, when justified by prices, zinc concentrate production will restart with output expected to double from present capacity to around 50,000 tonnes per annum of zinc metal contained in concentrates from 2011 and with the potential for a further low-cost expansion, utilizing the Lombador ore bodies, by 2013.

	Three months ended September 30			Nine months ended September 30
(100% of Production)	2008	2007	Change	2008	2007	Change
Ore mined, copper (tonnes)	573,766	504,799	14%	1,721,309	1,446,209	19%
Ore mined, zinc (tonnes)	106,488	98,837	8%	372,537	295,881	26%
Ore milled, copper (tonnes)	550,182	539,508	2%	1,734,367	1,603,388	8%
Ore milled, zinc (tonnes)	114,556	98,133	17%	356,121	291,919	22%
Grade per tonne
Copper (%)	4.7	4.5	4%	4.4	4.7	-6%
Zinc (%)	7.6	7.9	-4%	7.2	7.9	-9%
Recovery
Copper (%)	85	84	1%	86	86	0%
Zinc (%)	78	76	3%	78	78	0%
Concentrate grade
Copper (%)	24.5	22.7	8%	24.2	22.9	6%
Zinc (%)	49.0	49.2	0%	49.2	49.1	0%
Production (metal contained)
Copper (tonnes)	22,291	20,585	8%	65,729	64,865	1%
Zinc (tonnes)	6,758	5,904	14%	19,969	18,145	10%
Silver	233,077	211,287	10%	694,488	635,650	9%
Sales ($000s)	119,698	160,620	-25%	482,438	474,515	2%
Cash cost per pound*	1.06	0.90	18%	1.08	0.76	42%

*Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Operating Earnings

Operating earnings of $62.4 million for the quarter ended September 30, 2008 were 43% below those of the same quarter in the prior year ($109.1 million). Increased sales volume contributed $20.1 million. This is offset by negative foreign exchange movements of $4.3 and negative pricing adjustments between the quarters of $65.2 million.

Production

Record production continues to be achieved at Neves-Corvo. Total tonnes mined and milled for the quarter increased by 13% and 4% respectively when compared to the same quarter last year. For the nine months ended September 30, 2008 tonnes mined and milled increased by 20% and 10% respectively.

Mine throughput has increased during the year as a result of increased productivity, including blasting efficiencies to permit longer access to the mine face, more effective use of jumbos to increase mine development, bottleneck reduction at underground crushed feeder system, and other improvements.

As a result of the process improvements, copper recovered to concentrate was higher for this year ended September 30, 2008 than in the same period last year in spite of a reduced copper head grade – 4.4% this year-to-date versus 4.7% in the prior year.

Zinc production recoveries in the third quarter benefited from maintenance and upgrades to the concentrator grinding circuits that were made in July 2008.

Cash Costs

Real cost performance continues to improve at Neves-Corvo. Reported cash costs per pound of copper, however, increased by 16 cents or 18% for the current quarter compared to the same quarter last year. Real improvements in costs have been offset by a fall in zinc price reducing the zinc by-product credit by 14 cents per pound of copper sold. The weaker US currency has further negatively affected the cash cost by approximately $4.3 million, or 8 cents per pound of copper sold.

Projects

During the quarter, work commenced on the mine tailings paste deposition project. This project, undertaken to concentrate the mine’s tailings, is planned to be completed and commissioned during the second quarter of 2010 and will substantially increase the life of the existing tailing impoundment facility to beyond 2029 under current production schedules. The planned capital expenditures for this project are €20.3 million (US$27.4 million). €5.05 million (US$7.3 million) has been spent to September 30, 2008.

The earth works commenced for the copper tailing recovery project. The copper tailing recovery project entails the construction of an additional circuit within the existing copper plant to recover zinc and additional copper currently contained in the tailing stream. The planned capital expenditures for this project are €11.0 million (US$16 million).

Zinkgruvan Mine

The Zinkgruvan property is located approximately 250 km south of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857. The operation consists of an underground mine and processing facility with associated infrastructure and a present production capacity of 900,000 tonnes of ore throughput. The mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. One shaft is used for ore and waste handling; the other two are used for transportation of personnel and for emergency egress.

	Three months ended September 30			Nine months ended September 30
(100% of Production)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	193,953	174,214	11%	649,749	616,975	5%
Ore milled (tonnes)	204,096	171,453	19%	668,857	637,611	5%
Grade per tonne
Zinc (%)	8.3	10.4	-20%	8.1	8.5	-5%
Lead (%)	4.0	4.4	-9%	4.4	4.6	-4%
Recovery
Zinc (%)	94	94	0%	94	94	0%
Lead (%)	87	88	-1%	87	88	-1%
Concentrate grade
Zinc (%)	53.4	55.4	-4%	53.1	54.2	-2%
Lead (%)	76.3	74.0	3%	76.6	76.0	1%
Production (metal contained)
Zinc (tonnes)	15,844	16,745	-5%	50,595	50,823	0%
Lead (tonnes)	7,043	6,630	6%	25,784	25,937	-1%
Silver (ounces)	370,932	388,276	-4%	1,320,797	1,319,279	0%
Sales ($000s)	29,745	52,028	-43%	112,443	159,948	-30%
Cash cost per pound*	0.35	0.17	106%	0.28	0.22	27%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures.

Operating earnings

Operating earnings of $11.4 million for the quarter ended September 30, 2008 were below those of the same quarter in the prior year ($38.5 million). Increased sales volume contributed $3.9 million. This was offset by foreign exchange, price and price adjustments of $30.2 million. Costs have increased at Zinkgruvan owing to higher energy costs, mill supplies and maintenance.

Operating earnings for the nine months ended September 30, 2008 were $59.4 million, versus $118.3 million for the prior year.

Production

Increases in ore mined and milled result from changes implemented to reduce seasonal production troughs. Zinc head grades are expected to be lower during the fourth quarter (7.7%). However, the lead head grades are expected to improve during the same period to 4.6%.

Year-to-date zinc and lead ore head grades are in line with expectations. Zinc and lead metal production are at similar levels to 2007 despite lower head grades, in line with the increase in mine production.

On October 24, 2008, the operation experienced a breakdown of its SAG mill caused by an electrical failure that damaged the process control system. The plant was reopened on November 11, 2008. The period that the plant was shut down coincided with a week’s planned maintenance, and therefore no material change in production for the period is expected.

Cash Costs
Cash costs per pound of zinc increased from $0.17 per pound in the third quarter of 2007 to $0.35 for the same period in 2008. The lead price has decreased 38% between the quarters which equals approximately 13 cents per pound of zinc sold and the weaker USD has negatively affected the cash cost by approximately 3 cents per pound of zinc sold. These two factors account for 16 cents of the 18 cent increase with the remaining 2 cents due to higher fuel and energy costs.

Projects
The copper project remains on schedule on all three main components; ramp development, preparation for the additional crusher and ore bin at 800 level, and the procurement of the copper line process equipment. The forecast cost in Swedish Kronor is on budget.

Aguablanca Mine
The Aguablanca nickel-copper sulfide deposit is located in the province of Badajoz, 80 km by road to Seville and 140 km from a major seaport at Huelva. The Aguablanca mine was acquired by the Company in July 2007, through its purchase of Rio Narcea Gold Mines. Commercial production started in January 2005.

	Three months ended September 30			Nine months ended September 30
(100% of Production)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	461,477	438,012	5%	1,313,426	438,012	N/A
Ore milled (tonnes)	475,893	433,178	10%	1,332,531	433,178	N/A
Grade per tonne
Nickel (%)	0.6	0.5	20%	0.6	0.5	N/A
Copper (%)	0.4	0.4	0%	0.4	0.4	N/A
Recovery
Nickel (%)	81	77	5%	81	77	N/A
Copper (%)	93	92	1%	93	92	N/A
Concentrate grade
Nickel (%)	7.0	7.0	0%	7.0	7.0	N/A
Copper (%)	6.1	6.8	-10%	6.2	6.8	N/A
Production (metal contained)
Nickel (tonnes)	2,155	1,579	36%	5,957	1,579	N/A
Copper (tonnes)	1,878	1,519	24%	5,275	1,519	N/A
Sales ($000s)	24,194	41,343	-41%	111,361	41,343	N/A
Cash cost per pound*	5.06	8.10	-38%	5.86	8.10	N/A

*Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Production, sales and cash costs for the three months ended September 30, 2007 are for comparative purposes and the figures represent the full quarter. Production, sales and cash costs from Aguablanca for the six months ended June 30, 2007 have not been included in the 2007 comparative figures. The Company acquired Aguablanca on July 17, 2007.

Operating Earnings
The Company acquired the Aguablanca mine through its purchase of Rio Narcea Gold Mines on July 17, 2007. Operating income for the third quarter of 2008 of $4.7 million compares to $0.4 million for the period July 17, 2007 to September 30, 2007. Lower nickel prices and negative pricing adjustments have adversely affected the operating income by $20.5 million when comparing the third quarter 2008 to the same quarter 2007. The negative effects have been offset by higher throughput and lower operating costs. It should be noted that a one-time charge affecting cost of sales was recorded in the third quarter 2007 as a result of purchase price accounting.

Production
Aguablanca continues to see strong improvements in its operating performance. Nickel production is up 36% this quarter versus the same quarter in the prior period and up 21% for the nine months ended September 30, 2008 as compared to the same period last year (the comparative production number includes production for the pre-July 17, 2007 period when Lundin did not own and operate the mine).

A number of programs were undertaken during the quarter to improve mining and production:

  Mine blasting was improved to provide better blast fragmentation

  Improved control over crusher settings and the installation of a secondary crusher circuit

  SAG mill was overhauled and performance enhanced

  Secondary crushing circuit was installed

  Flotation process was optimized

As a result of these initiatives, the mill throughput in the third quarter averaged in excess of 1.9 million tonnes per annum versus its original design capacity of 1.5 million tonnes per annum.

Cash Costs
Cash costs per pound of nickel at Aguablanca continue to improve despite lower contributions from copper by-products credits and the effect of higher stripping costs. Comparison to the third quarter 2007 is difficult owing to the purchase price accounting implications which affected the cash cost calculations at the time of acquisition.

Galmoy Mine
The Galmoy mine is located in south-central Ireland in County Kilkenny and is approximately 30 km to the northwest of the city of Kilkenny. The Company has commenced a phased shutdown as the operations approach the end of mine life. The mine is currently scheduled to be closed by 2011.

	Three months ended September 30			Nine months ended September 30
(100% of Production)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	131,114	111,226	18%	379,114	319,413	19%
Ore milled (tonnes)	112,776	104,709	8%	374,559	321,140	17%
Grade per tonne
Zinc (%)	14.1	13.8	2%	13.2	13.1	1%
Lead (%)	3.8	4.1	-7%	3.6	3.5	3%
Recovery
Zinc (%)	85	82	4%	83	82	1%
Lead (%)	67	77	-13%	67	74	-9%
Concentrate grade
Zinc (%)	51.8	52.1	-1%	52.5	52.0	1%
Lead (%)	65.9	65.3	1%	64.9	65.5	-1%
Production (metal contained)
Zinc (tonnes)	13,470	11,920	13%	41,180	34,494	19%
Lead (tonnes)	2,865	3,276	-13%	9,098	8,253	10%
Silver (ounces)	27,124	26,601	2%	113,574	68,368	66%
Sales ($000s)	15,549	29,480	-47%	61,893	82,119	-25%
*Cash cost per pound	0.66	0.65	2%	0.70	0.89	-21%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Operating Earnings
Operating earnings of $1.6 million for the quarter ended September 30, 2008 compared to $15.4 million for the same quarter in 2007. For the nine months ended September 30, 2008, operating earnings are $13.1 million compared to $38.9 million for the same period in the prior year.

Sales volumes remain relatively steady and Galmoy is being affected almost entirely by falling metal prices.

Production
Ore production was greater than the corresponding periods of the prior year and is expected to improve in the fourth quarter as measures taken to improve mill throughput, such as stockpile management, are reflected in production.

The milled tonnage is above the corresponding quarter of 2007, but below expectations as a result of throughput issues in the grinding circuit. The cause of this restriction has been identified and changes to the process to increase coarseness of ore feed through stockpile management have been made resulting in an increase in milled tonnage seen at the end of the third quarter.

Lead recovery this quarter was 13% lower than in the corresponding quarter in 2007 due to lower lead grade.

Cash Costs
The cash cost per pound of payable zinc sold was $0.66 for the third quarter 2008 as compared to $0.65 per pound for the same period in 2007. Falling by-product credits due to weaker lead prices and a weaker US currency have been offset by slightly higher zinc volumes and lower zinc treatment charges. The operating expenses are stable compared to the third quarter 2007.

Aljustrel Mine Development Project

The Aljustrel zinc mine is in its pre-production stage, and given its projected high costs of operation, was substantially written off in the second quarter of 2008.

	Three months ended	Nine months ended
(100% of Production)	September 30 2008	September 30 2008
Ore mined (tonnes)	328,586	787,573
Ore milled (tonnes)	332,762	890,048
Grade per tonne
Zinc (%)	4.2	4.3
Recovery
Zinc (%)	51.6	39.9
Concentrate grade
Zinc (%)	46.6	46.8
Production (metal contained)
Zinc (tonnes)	7,538	15,325

The Company is currently assessing a number of options for Aljustrel, which include, but are not limited to, sale, closure or a transition to care and maintenance until such time as zinc prices recover to a level where the mine would be profitable. A decision is expected in the fourth quarter.

Storliden Mine
The Storliden mine is located in the Skelefte District of northern Sweden. Underground production ceased in July 2008, and the mine closed in October 2008. Rehabilitation is expected to be completed by the end of 2009.

	Three months ended September 30			Nine months ended September 30
(100% of Production)	2008	2007	Change	2008	2007	Change
Ore mined (tonnes)	-	53,365	-100%	154,404	209,363	-26%
Ore milled (tonnes)	18,823	56,193	-67%	172,106	196,778	-13%
Grade per tonne
Copper (%)	6.0	1.1	445%	1.2	1.8	-33%
Zinc (%)	5.7	3.7	54%	4.4	6.3	-30%
Recovery
Copper (%)	89	91	-2%	91	91	-
Zinc (%)	93	89	4%	93	92	1%
Concentrate grade
Copper (%)	29.1	28.8	1%	28.8	29.1	-1%
Zinc (%)	54.0	56.0	-4%	53.6	55.0	-3%
Production (metal contained)
Copper (tonnes)	264	550	-52%	1,847	3,248	-43%
Zinc (tonnes)	995	1,823	-45%	7,007	11,374	-38%
Sales ($000s)	2,717	9,179	-70%	23,521	48,395	-51%
*Cash cost per pound	0.12	-0.25	-148%	-0.05	-0.14	-64%

*Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits and profit-based royalties. See Non-GAAP Performance Measures.

Operating Earnings
Operating earnings were $0.7 million for the quarter as the operation processed its remaining ore beyond its expected closure date. This has been a highly successful operation for the Company. Operating earnings in the same quarter of the previous year were $1.7 million. Underground production ceased in July.

The closure of the mine commenced in October with rehabilitation expected to be complete by the end of 2009. All approvals are in place for the closure plans and closure is fully provided for.

Project Highlights

Tenke Fungurume Project
Under the direction of operating partner Freeport McMoRan Copper and Gold Inc. ("Freeport"), construction progress improved significantly during the third quarter 2008 for the world class Tenke Fungurume copper-cobalt deposit in southern Katanga Province, Democratic Republic of Congo ("DRC"). The first phase of production facilities is designed to produce 115,000 tonnes per annum of copper cathode and a minimum 8,000 tonnes per annum of cobalt in hydroxide and cathode metal. The project is being constructed through Tenke Fungurume Mining SARL ("TFM") of which the Company holds a 24.75 % interest.

Progress achieved during the third quarter included major advancements in tailing area civil construction and concrete installation, both of which will be substantially complete prior to onset of the rainy season in November. Grinding mill and other mechanical equipment installation was progressed as well as piping and electrical installation. Permanent high voltage power feeds and major transformers to the site were completed and energized. Pre-production stripping of the Kwatebala deposit is well advanced and a stockpile of high grade ore is accumulating to facilitate a rapid start up.

The overall project work force is now in excess of 7,000 workers, most of which are Congolese nationals. Site safety performance continues to be excellent.

During the third quarter a consortium of mining companies led by Freeport significantly advanced national highway upgrades and critical sections have now been completed on the road between Likasi and Kolwezi ahead of the rainy season. Social investment programs also continued to expand including project supported local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, school upgrades and additional regional village fresh water supply. Regional hydro power supply refurbishment at the Nseke power plant also progressed significantly during the quarter, with funding being supplied by the project on a long term loan basis.

Cost projection and project controls reviews are still in progress, and while there have been some positive trends there is no indication yet that the overall installed cost of the project will be materially different from Freeport’s current estimated capital costs of approximately $1.75 billion, (approximately $1.9 billion including loans to a third party for power development).

Concession wide exploration achievements were notable during the last reporting period, with the project exploration team reaching record monthly levels of drilling completed. Total meters of core drilling by year end are expected to be in excess of 110,000 meters, providing significant data to support expansion plans. Freeport have advised that consistent with other spending restraint being considered across their corporate assets, capital investment plans for Tenke expansion are being reviewed reflecting the significant drop in metals markets. It is likely that capital expansion investment in Tenke for 2009 will be less than originally anticipated.

Further to the February 19, 2008 notice from the Ministry of Mines, Government of the Democratic Republic of Congo pertaining to the review of mining contracts in the country formal meetings were requested for early October by Gecamines with TFM and its shareholders to discuss certain matters related to changes that they would like to achieve. Meetings with Gecamines were held, and discussions remain ongoing. Management believes that its agreements with the government of DRC are legally binding, that all associated issues have been dealt with fully under Congolese law and that the overall fiscal terms previously negotiated and incorporated into the Amended and Restated Mining Convention exceed the requirements of the Congolese Mining Code. TFM is cooperating fully with requisite authorities respecting the need for transparency and constructive dialogue to aid in the completion of the contract review process in a successful, timely manner.

Ozernoe Project
While feasibility study work on the Ozernoe project in the Republic of Buryatia, Eastern Siberia, Russia progressed somewhat during the quarter overall project progress was limited as various investment issues are resolved. Implications of the new Russian strategic sector investment policy, shareholder issues, significant downward trends in metals markets and changes in the global economy are all being carefully considered. Lundin is working with its partner on the Ozernoe project to assess options for this project going forward. The partners are in the process of selecting advisors to determine whether there is local or international interest in acquiring this project.

Neves-Corvo – Lombador Copper/Zinc and Neves Zinc Expansion Projects
On the Lombador project, infill and step out drilling continued to expand mineralization on each of the Lombador North, South and East ore bodies. Significant copper and zinc mineralization continues to be encountered affecting project development strategies.

Development studies advanced with priorities on assessing low-cost sub-level caving mining method and rock mechanics/geotechnical studies. An interim assessment of shaft/no shaft development scenarios is scheduled for early 2009.

For the Neves Zinc Expansion Project originally targeting the doubling of zinc production at Neves, initial design and procurement planning commenced on critical path activities. Given changes in metal markets, timing of this project is being deferred given the temporary suspension of zinc production and conversion of zinc circuits to copper processing for improved revenues.

It is planned that, when justified by prices, the zinc business will restart with output expected to double from present capacity to around 50,000 tonnes per annum of zinc metal contained in concentrates from 2011 and with the potential for a further low-cost expansion, utilizing the Lombador ore bodies, by 2013.

Zinkgruvan Copper Project
Incline ramp development continued to progress on target at Zinkgruvan to facilitate development of a copper deposit lying adjacent to one of Zinkgruvan’s zinc deposits in Sweden. In addition to facilitating copper production, this expansion is intended to improve zinc mining flexibility through both a second underground crusher and ramp access down through the Cecilia west deposits. Work accomplished during the quarter included underground crushing area civil/structural works substantial completion, and design and procurement progress for the surface copper concentrator. The objective for first copper production from the Zinkgruvan copper deposit is 2010.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)
A total of 9,141 metres of surface drilling was carried out at Neves-Corvo in the third quarter of 2008 with 7 holes completed. The main objectives of this drilling were to:

  Explore for copper-rich zones at Lombador North where previous sparse drilling has returned encouraging copper results;

  Continue to expand the newly-defined Lombador East zinc-copper deposit;

  Test the area down-dip of the Corvo copper-zinc deposit, along the main copper trend established in the mine area.

Drill hole NN26-2 was completed in the Lombador North area testing a large gap between pre-existing drill holes and intersected a 23 metre section of locally copper-rich stockwork mineralization. Assays for this section are pending.

The Lombador East deposit continues to grow, with drill intersections extending it both up-dip and along-strike to the southeast. Assays for additional massive sulphide intersections in the Lombador East and Lombador North areas are pending. An extended drill program will continue to year-end.

Aljustrel Mine Exploration (Copper, Zinc)
The 2008 drill program at Aljustrel was completed in September for a total of 15,243 metres drilled in 27 holes. The objectives of the program were to in-fill and expand the main copper resource zones at the Feitais deposit. The Feitais copper resource zones remain open to an expansion down-dip.

Iberian Pyrite Belt, southern Portugal (Copper, Zinc)
Greenfields exploration drilling totalled 4,778 metres in the third quarter. Target definition and drill-testing of regional copper-zinc targets in the Iberian Pyrite Belt will continue into the fourth quarter.

Spain

Aguablanca Mine Exploration (Nickel, Copper)
Drilling completed during third quarter 2008 at Aguablanca totalled 4,953 meters, comprised of 2,909 metres of underground drilling and 2,044 meters of surface exploration drilling. Underground drilling was focused on expanding known resources and testing deeper, near-mine targets. Low-grade disseminated copper-nickel sulphide mineralization was intercepted at depth, at the interpreted location of the faulted offset of the Deep Body. Additional drilling is currently targeting this area to determine if it also hosts higher grade, breccia-type mineralization.

Ossa Morena Regional Exploration, southern Spain (Nickel, Copper, PGM)
A total of 2,844 metres in eight drill holes was completed at the Cortegana nickel-copper project testing coincident airborne electromagnetic and nickel/copper-in-soil anomalies. Two target zones (Sojalva and Merendero) were drilled during the third quarter and intercepted zones of low-grade, disseminated sulphide mineralization.

Pending data from the outstanding results a comprehensive review will be made regarding the quality of the remaining targets and continued funding of this regional program.

Sweden

Zinkgruvan Mine Exploration (Zinc, Lead, Silver)
The planned 2008 surface drilling program at the Zinkgruvan mine site was completed during September. A total of 3,844 metres was drilled during the third quarter focused primarily on the Dalby and Finnafallet target areas.

Assays started arriving during Q3 from a large backlog of samples generated from drilling earlier in the year. A highlight from the Dalby zone drilling results was from hole DBH2884 which returned a 41.2 metre section (true width unknown) of 13.4% zinc, 10.2% lead and 179 g/t silver. This interval indicates the potential that the Dalby zone has to add to the resource base at the mine.

Bergslagen Regional Exploration, southern Sweden (Zinc, Lead, Silver and Copper)
Geophysical surveying and drill-testing targets continued in the third quarter for a total of 1,829 metres drilled in 12 holes.

Ireland

A total of 844 metres of drilling in six holes was completed in the third quarter on the Ferbane and Kinnitty greenfield properties in the Irish Midlands. Minor but encouraging zinc-lead sulphides were intersected in one hole on the Kinnitty prospecting license.

Metal Prices, LME Inventories and Smelter Treatment and Refining Charges

		Three months ended September 30			Nine months ended September 30
(Average LME Prices)		2008	2007	Change	2008	2007	Change

Copper	US$/pound	3.49	3.50	0%	3.61	3.22	12%
	US$/tonne	7,693	7,714	0%	7,966	7,089	12%

Lead	US$/pound	0.88	1.42	-38%	1.07	1.08	0%
	US$/tonne	1,946	3,141	-38%	2,366	2,373	0%
Zinc	US$/pound	0.80	1.47	-45%	0.95	1.57	-39%
	US$/tonne	1,773	3,238	-45%	2,099	3,452	-39%

Nickel	US$/pound	8.61	13.71	-37%	11.09	18.03	-39%
	US$/tonne	18,980	30,226	-37%	24,443	39,757	-39%

During the third quarter 2008, the average prices for copper, zinc, lead and nickel decreased by 9%, 16%, 16% and 26%, respectively, compared to the second quarter 2008. The inventory levels of zinc, copper and nickel on the London Metal Exchange ("LME") all increased during the third quarter 2008 compared to the second quarter 2008. At the end of the third quarter 2008, the LME stocks of zinc were 155,125 tonnes (Q2: 153,625 tonnes), copper 198,600 tonnes (Q2: 122,600 tonnes) and nickel 56,070 tonnes (Q2: 46,536 tonnes). The LME inventory for lead, on the other hand, decreased during the third quarter 2008 and ended the quarter at 64,250 tonnes (Q2: 101,900 tonnes).

During the quarter, the spot activity in China for zinc concentrates continued to improve and spot treatment charges fell to $190 per dry metric tonne ("dmt") on a delivered basis. Imports of zinc concentrates to China continue to increase and are up by 12.7% year-on-year for the first eight months of 2008. For the period January to August 2008, China imported 1,424 Kt of zinc concentrates.

The spot treatment charge for copper concentrates increased during the third quarter 2008. During the quarter, the average spot treatment charge was $20 per dmt (Q2: $13) with a refining charge of $0.020 per payable pound of copper contained (Q2: $0.013). The negotiations of treatment and refining charges for the mid-year contracts were finalized during the quarter at a treatment charge of $42 per dmt and a refining charge of $0.042 per payable pound of copper contained, lower than the annual contracts which were concluded at $45 per dmt and $0.045 per payable pound.

The spot treatment charges for lead concentrates in China continued to fall during the third quarter. Early in the quarter the spot treatment charges in China were $165 per dmt but at the end they had fallen to $100 per dmt. The fall is explained by the falling lead price as well as an increase in demand in China.

The Company’s nickel concentrates are sold under multi-year contracts at fixed terms.

Liquidity and Capital Resources

Cash Resources
As at September 30, 2008, the Company had net debt of $194.8 million compared with net debt of $95.7 million as at June 30, 2008 and net cash surplus of $35.1 million as at December 31, 2007. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt related obligations.

The Company has cash and cash equivalents of $45.3 million as at September 30, 2008 compared with $130.0 million as at June 30, 2008 and $133.2 million as at December 31, 2007. Cash and cash equivalents have decreased $84.7 million since the end of the second quarter, which is primarily the result of the operating earnings and a $62.1 million drawdown on the credit facility, offset by funding of $92.7 million for the Tenke project, $31.3 million of current taxes paid and $54.1 million of capital expenditures.

During the third quarter of 2008 the Company drew down additional funds on its $575 million revolving credit facility, increasing the total outstanding on the facility to $187.7 million as at September 30, 2008.

The Company is of the view that, in spite of a potentially challenging year ahead in terms of base metals prices, it has sufficient capital availability from internally generated cash flow and its $575 million revolving credit facility, to fund its operations and projects over the course of 2009.

Capital expenditure is expected to be in the region of $475 million in 2008. This year’s contributions by the Company to Tenke project expenditures are expected to increase to $265 million from $210 million following a review of expenditure related to the phase one development, covered by overrun funding, and expenditure related subsequent phases where the Company is required to meet its funding obligations. A $30 million increase in capital expenditure for Aljustrel has been offset by reductions elsewhere.

Capital expenditure for 2009 has been reviewed closely and preliminary estimates indicate an amount of $130 to $150 million including Tenke, although this number is still under review.Exploration for 2008 is expected to be $40 million with around two-thirds of this being directed to near-mine exploration. This number is expected to reduce to $21 million in 2009 with 50% directed to exploration at Neves-Corvo.

Shareholders’ Equity
Shareholders’ equity at September 30, 2008 was $3.2 billion, compared to $3.6 billion at June 30, 2008 and $3.5 billion at December 31, 2007. The net impairment losses in the three and nine months ended September 30, 2008 of $201.1 and $365.7 million, respectively contributed to the reduction, as did the decline in the fair value of available-for-sale securities (see mark-to-market of available-for-sale securities on page of 14 of this MD&A).

Differences that result from the translation of the Company’s Iberian and Swedish net assets into US dollars will result in increases and decreases to the Company’s translated net assets. These variances related to translation are recorded in Other Comprehensive Income. These changes amounted to a decrease in other comprehensive income of $218.4 million for the three months ended September 30, 2008 and $57.0 million for the nine months ended September 30, 2008.

Changes in Accounting Policies

Effective for the first quarter beginning on January 1, 2008, the Company has adopted Sections 1535, 3031 and 3862 of the CICA Handbook, "Capital Disclosures", "Inventories" and "Financial Instruments – Disclosures".

Section 1535, Capital Disclosures establishes standards for disclosing quantitative and qualitative information about the Company’s capital and how it is managed, thereby enabling users to evaluate the Company’s objectives, policies and processes for managing capital.

Section 3031, Inventories prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

Section 3862, Financial Instruments – Disclosures requires additional disclosure of the significance of financial instruments to the Company’s financial position and performance as well as quantitative and qualitative information that enable users to evaluate the nature and extent of risks arising from those financial instruments.

The adoption of these new handbook sections did not result in any changes to the Company’s current period earnings nor did they require any adjustment to the opening balances; rather, they require additional disclosure in the notes to the financial statements.

International Financial Reporting Standards ("IFRS")
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The transition date of January 1, 2011 will require the Company, for comparative purposes, to restate the financial statements reported for the year ended December 31, 2010. Although the Company has begun to assess the impact IFRS has on its financial statements for 2011, the financial reporting impact of the transition to IFRS in 2011 cannot be reasonably estimated at this time.

Critical Accounting Estimates
The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2007. For a complete discussion of those policies deemed most critical by the Company, refer to the Company’s 2007 annual MD&A, available on the SEDAR website, www.sedar.com.

Managing Risks

Risks and Uncertainties
The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk, and derivative risk. For a complete discussion of the aforementioned risks, refer to the Company’s 2007 Annual Information Form, available on the SEDAR website, www.sedar.com and specific qualifications, if any, included in the management discussions regarding each mine and project in this document. Additionally, refer to Notes 13 and 14 in the interim consolidated financial statements for the quarter ended September 30, 2008 for an expanded discussion of these risks.

Reclamation Fund
As at September 30, 2008, the Company had $55.9 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Company’s various mine sites. The Company will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements.

Hedging
The Company enters into derivative contracts for the purpose of managing risks and not for trading purposes. As at September 30, 2008, the liability on marking-to-market the outstanding derivative contracts was $0.1 million. The Company has not entered into any metal or foreign exchange hedges during the third quarter.

Outstanding Share Data

As at November 12, 2008, the Company had 390,436,279 common shares issued and outstanding and 11,851,020 stock options and 306,720 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

Operating earnings is a performance measure used by the Company to assess the contribution by mining operations to the Company’s net earnings or loss. "Operating earnings" is defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the statement of operations as "Earnings before undernoted".

Zinc, copper and nickel cash production cost (US$-pound) are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations.

These performance measures have no meaning within Canadian Generally Accepted Accounting Principles ("GAAP") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations
(Unaudited, in thousands of US dollars, except zinc, copper and nickel cash production cost per pound)

	Three months ended September 30, 2008				Nine months ended September 30, 2008
	Total	Pounds	Cost	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)	$/lb	Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves Corvo (cu)	23,087	50,898	1.06	53,952	63,644	140,310	1.08	151,535
Zinkgruvan (zn)	14,279	31,479	0.35	11,018	44,586	98,294	0.28	27,522
Storliden (zn)	846	1,865	0.12	224	5,956	13,131	(0.05)	(657)
Galmoy (zn)	10,894	24,017	0.66	15,851	33,608	74,092	0.70	51,864
Aguablanca (ni)	1,822	4,017	5.06	20,326	5,275	11,629	5.86	68,146
				101,371				298,410
Add: Byproduct credits				37,641				149,400
Treatment costs				(33,195)				(119,028)
Profit-based royalties and other				4,370				23,047
Total Operating Costs				110,187				351,829

	Three months ended September 30, 2007				Nine months ended September 30, 2007
	Total	Pounds	Cost	Cash	Total	Pounds	Cost	Cash
	Tonnes	(000s)	$/lb	Operating	Tonnes	(000s)	$/lb	Operating
	Sold			Costs	Sold			Costs
				(000s)				(000s)
Operation
Neves Corvo (cu)	18,764	41,367	0.90	37,230	61,532	135,653	0.76	103,096
Zinkgruvan (zn)	15,274	33,673	0.17	5,724	43,363	95,598	0.22	21,032
Storliden (zn)	1,550	3,417	(0.25)	(854)	9,669	21,316	(0.14)	(2,984)
Galmoy (zn)	10,445	23,027	0.65	14,968	29,112	64,180	0.89	57,120
Aguablanca (ni)	1,570	3,461	8.10	28,034	1,570	3,461	8.10	28,034
				85,102				206,298
Add: Byproduct credits				66,311				154,404
Treatment costs				(46,043)				(124,110)
Profit-based roaylties and other				18,413				46,538
Total Operating Costs				123,783				283,130

Reconciliation of realized prices

	Three months ended September 30, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Sales before TC/RC	131.1	53.5	24.0	20.2
Payable Metal (tonnes)	24,819	32,453	1,822	10,513
Realized prices, $ per pound	2.40	0.75	5.97	0.87
Realized prices, $ per tonne	5,282	1,649	13,172	1,921

	Nine months ended September 30, 2008
($ millions)	Copper	Zinc	Nickel	Lead
Sales before TC/RC	538.5	198.4	108.8	77.3
Payable Metal (tonnes)	69,842	100,339	5,275	32,588
Realized prices, $ per pound	3.50	0.90	9.36	1.08
Realized prices, $ per tonne	7,710	1,977	20,626	2,372

Outstanding receivables (provisionally valued) as of September 30, 2008

	Tonnes payable	Valued at
	metal	price per tonne
Copper	23,014	6,384
Zinc	29,049	1,714
Nickel	2,501	15,924
Lead	11,050	1,869

Supplementary Information
	Nine months ended		Three months ended
($ millions)	30-Sep-08	30-Sep-08	30-Jun-08	31-Mar-08
Sales as reported	791.8	191.9	294.1	305.8
Price adjustments – final pricing reallocated to period in which sales were made	(30.7)	29.5	(16.1)	(44.1)
Sales restated to reflect final pricing	761.1	221.4	278.0	261.7
Operating earnings as reported	389.1	68.9	137.2	182.9
Price adjustments – final pricing reallocated to period in which sales were made	(30.7)	29.5	(16.1)	(44.1)
Operating earnings restated to reflect final pricing	358.4	98.4	121.1	138.8

This supplementary table is included here to assist in understanding of the Company’s results.

Sales recorded in one quarter are frequently provisionally priced at quarter-end, in accordance with normal smelter terms, and are finally priced in the ensuing quarter. Specifically, the third quarter and year-to-date amounts noted above will change as price adjustments are finalized during the fourth quarter. The size of the pricing adjustments makes it difficult to analyze under-lying performance.

The table above sets-out sales and operating earnings as reported in accordance with Canadian GAAP. The pricing adjustments are then reallocated to the period in which the sale was actually recorded from the period in which they were finally priced. The effect on the understanding of sales and operating earnings can be material.

Management’s Report on Internal Controls

Management’s Report on Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures. There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect the Company’s disclosures.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead, nickel, cobalt and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment in the countries where the Company has its mining operations and projects in will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Other Information

Additional information regarding the Company is included in the Company’s Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.